March 9, 2015

Via EDGAR and Overnight Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Katherine Wray
Juan Migone
Stephen Krikorian

Re:	Apigee Corporation
Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 9, 2015
CIK No. 0001324772

Ladies and Gentlemen:

On behalf of our client, Apigee Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 24, 2015 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to the Draft Registration Statement on Form S-1. We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on February 9, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

Risk Factors

Our business and growth depend on our ability to obtain subscription and maintenance renewals from existing customers..., page 18

1.

We refer to your response to prior comment 1. Please provide a more detailed explanation of why you believe that quantitative disclosure of renewal rates of the current version of Apigee Edge would not be informative and meaningful to investors, given your statement that “the Company believes renewal rates are an important metric in evaluating the Company’s business

Division of Corporate Finance

March 9, 2015

in the long term.” In light of disclosure in the registration statement that the typical term of your subscriptions and time-based licenses is one year, it appears that renewal data for a product released in August 2012 could be meaningful. In this regard, tell us what percentage of your subscription and time-based licenses for the current version of Apigee Edge were eligible for renewal during the periods covered by the financial statements included in the registration statement. Please also tell us what consideration you gave to disclosing what renewal data you do have, accompanied by an explanation of why you believe it may not be a reliable indicator of future renewal rates or other such contextual disclosure.

The Company advises the Staff that when the Company launched its new version of Apigee Edge in August 2012, then existing customers under who were utilizing prior versions of Apigee Edge either migrated to the new version under their existing licenses, discontinued their use of the licenses, or remained with the prior version of Apigee Edge until Apigee discontinued support. Given this transitional ongoing migration of customers to the current version of Apigee Edge which included customers who did not initially license the current version of Apigee Edge, the Company did not believe it previously had sufficient history with renewals of the current version of Apigee Edge for the renewal rate to be meaningful to potential investors. However, the Company believes that renewals in the most recent fiscal quarters generally appropriately reflect renewals of the current version of Apigee Edge and that the renewal rates in such periods are more indicative of the Company’s current business and thus are meaningful to potential investors. As a result, the Company has revised the disclosure on pages 19 and 60 of the Registration Statement to disclose the dollar-based renewal rate for the Company’s subscription and support and time-based licenses that were eligible for renewal during the six months ended January 31, 2015 which was approximately 85%. The Company advises the Staff that it utilizes a dollar–based renewal rate, which is calculated by the dollar value of renewed contracts divided by the dollar value of expiring contracts in any given period, because it represents the financial impact of renewals.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 63

2.	We note your response to prior comment 4. Please clarify how the cloud/subscription revenue arrangements are similar to your support services. In this regard, clarify your statement that these services “are not identical”. While they both are provided as a service, it appears that subscription services include different deliverables than support services. In particular, we note that support services are bifurcated from on-premises software licenses whereas subscription arrangements include the rights to access the license and to support services.

Division of Corporate Finance

March 9, 2015

The Company advises the Staff that in its decision to aggregate subscription and support services, it considered a wide range of factors and attributes where cloud/subscription revenue arrangements are similar to support services, including the following:

•	software subscription for the Company’s cloud-based solution and support for on-premise software are both services;

•	the nature of software support provided to the Company’s on-premise customers and cloud-based customers is similar;

•	the Company utilizes the same workforce in its customer support organization to provide support under both on-premise support agreements and subscription agreements;

•	the customer base for all of the Company’s subscription and on-premise software support arrangements are similar and there are no distinguishing differences in geographies;

•	the Company uses the same salesforce to penetrate the market for both service offerings;

•	the pattern of performance for all subscription services and software support delivered, including regular software updates, are similar and are delivered evenly over the applicable service period; and

•	revenue recognition for subscription and software support are both recognized ratably over the service period for both service offerings.

However, the Company advises the Staff that these services “are not identical” because subscription services include the right to access the license and support services whereas support services are bifurcated from on-premise software licenses and represent maintenance and support agreements with customers.

While all of the above factors from ASC 280-10-50-40 were considered in the analysis of economic similarity, the Company advises the Staff that it does not believe that every factor needs to be met in order to demonstrate economic similarities of services. In addition, the Company advises the Staff that the Company’s Board of Directors and management do not manage or review the business and operating results by separating out revenues between subscription and support services.

Business

Customers’ Case Studies, page 98

3.	To the extent you have not already done so, please revise to clarify the dates of the events described in your case studies.

The Company advises the Staff that the Company has revised the disclosures on pages 103, 104 and 105 of the Registration Statement as requested.

Division of Corporate Finance

March 9, 2015

Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition, page F-11

4.	In your response to our prior comment 8, you indicate that ASC 985-605-55-64 provides guidance that support renewal terms in perpetual licenses does not provide VSOE for support bundled in time-based licenses. Please clarify how you considered ASC 985-605-55-66(a) and 66(b), in your determination that VSOE related to the arrangement fees for your perpetual licensees cannot be used to allocate the arrangement fees for your time-based licenses. Further, disclose that you separate the timed-based support services from its licenses for financial statement presentation purposes only.

The Company advises the Staff that the Company has evaluated the requirements of ASC 985-605-55-66(a) and 66(b) and reaffirms its conclusion that it does not meet either of the specified applicable conditions. Specifically, the Company determined that the term of its time-based licenses is not substantially the same as the estimated economic life of its software products due to variability in the length of the term of time-based licenses the Company sells. Furthermore, the fees charged for its time-based licenses are not substantially the same as the fees charged for its perpetual licenses due to variability in the Company’s fees charged for both its time-based and perpetual licenses.

The Company advises the Staff that the Company has revised the disclosures on pages 81 and F-13 of the Registration Statement in response to the Staff’s comment to further clarify that the Company uses a consistent systematic and rational method to allocate between time-based license and support revenue for financial statement presentation purposes only.

Division of Corporate Finance

March 9, 2015

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Chet Kapoor, Apigee Corporation

Stacey Giamalis, Apigee Corporation

Tim Wan, Apigee Corporation

Don Dixon, Apigee Corporation

David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Williamson, Cooley LLP

Charles S. Kim, Cooley LLP

David Peinsipp, Cooley LLP

Stanton Jee, KPMG LLP